UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29773 / August 30, 2011

_____
                                                              :
In the Matter of   :
                                                              :
RIDGEWORTH FUNDS   :
RIDGEWORTH CAPITAL MANAGEMENT INC.   :
3333 Piedmont Road NE, Suite 1500   :
Atlanta, GA 30305-1740   :
                                                              :
(812-13860)   :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

RidgeWorth Funds and RidgeWorth Capital Management, Inc., filed an application on
January 20, 2011, and an amendment to the application on June 29, 2011, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order would
permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On August 3, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29743). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by RidgeWorth Funds and RidgeWorth Capital Management, Inc. (File No. 812-13860) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary